Phaos Technology Holdings (Cayman) Limited

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

July 29, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Limited
Registration Statement on Form F-1, as amended (File No. 333- 284137) Request for Acceleration of Effectiveness

Ladies and Gentlemen,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phaos Technology Holdings (Cayman) Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on July 31, 2025, or as soon thereafter as practicable.

Very truly yours,

Phaos Technology Holdings (Cayman) Limited

By:	/s/ Andrew Yeo
Name:	Andrew Yeo
Title:	Executive Director and Chief Executive Officer